UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2026

Commission file number: 001-41760

ParaZero Technologies Ltd.

(Translation of registrant’s name into English)

1 Hatachana Street

Kfar Saba, 4453001, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

CONTENTS

On March 1, 2026, ParaZero Technologies Ltd. (the “Company”) appointed Ms. Bat-Sheva Noy as the Company’s Vice President of Global Sales, effective March 8, 2026.

Ms. Noy is an experienced executive with over 20 years of experience, bringing deep expertise in strategic planning, market access and cross-functional team leadership. From 2020 to 2025, Ms. Noy served as the business unit lead for rare diseases at Pfizer Israel, a subsidiary of Pfizer Inc. (NYSE: PFE), where she was responsible for strategy, team development and business performance and drove cross-functional initiatives and organizational growth. From 2017 to 2019, Ms. Noy served as the sales and marketing lead at Pfizer Israel where she led national sales and marketing operations for the cardiovascular portfolio, achieving global #1 performance and developed strategic brand plans based on market insights and strengthened collaborations with external stakeholders. Prior to these roles, Ms. Noy served in various sales and manager roles at Pfizer Israel from 2004 to 2017, and prior that, from 2002 to 2004, Ms. Noy was a sales representative at GSK Israel. Ms. Noy holds an LL.B. in Law from The Academic Centre of Law and Science (Israel), and a B.Sc. in Chemistry & Biology from Tel Aviv University (Israel). She also served as an Optical Systems Instructor in the Israel Defense Force’s electro-optics unit.

This Form 6-K is incorporated by reference into the Registrant’s Registration Statements on Form S-8 (File No. 333-278268 and 333-285054) and Form F-3 (File Nos. 333-281443 and 333-275351), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ParaZero Technologies Ltd.

Date: March 2, 2026	By:	/s/ Ariel Alon
		Name:	Ariel Alon
		Title:	Chief Executive Officer

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